U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549



                             FORM 10-SB/A

                           AMENDMENT NO. 1
                                  TO
             GENERAL FORM FOR REGISTRATION OF SECURITIES
               OF SMALL BUSINESS ISSUERS UNDER SECTION
         12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934


                 INDUSTRIAL RUBBER INNOVATIONS, INC.
            (Name of small business issuer in its charter)



             FLORIDA                               91-1922981
   (State or Other Jurisdiction of               (IRS Employer
    Incorporation or Organization)            Identification Number)


        6801 MCDIVITT DRIVE
      BAKERSFIELD, CALIFORNIA                         93313
(Address of Principal Executive Offices)           (Zip Code)


                            (661) 833-8188
         (Registrant's Telephone Number, Including Area Code)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                (None)


  SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                    Common Stock, par value $0.001
                            Title of Class

                          TABLE OF CONTENTS


                                PART I

Item 1              Description of Business.

Item 2              Plan of Operation.

Item 3              Description of Property.

Item 4 Security Ownership of Certain Beneficial Owners and Management.

Item 5              Directors, Executive Officers, Promoters and
                    Control Persons.

Item 6              Executive Compensation.

Item 7              Certain Relationships and Related Transactions.

Item 8              Description of Securities.

                               PART II

Item 1              Market Price of and Dividends on the
                    Registrant's Common Equity and Other Shareholder
                    Matters.

Item 2              Legal Proceedings.

Item 3              Changes In and Disagreements With Accountants.

Item 4              Recent Sales of Unregistered Securities.

Item 5              Indemnification of Directors and Officers.

                               PART F/S

                    Financial Statements.

                               PART III

Item 1              Index to Exhibits.

Item 2              Description of Exhibits.

                                PART I

ITEM 1 - DESCRIPTION OF BUSINESS

Industrial Rubber Innovations, Inc. develops, manufactures, and markets specialty synthetic rubber molded products from its synthetic rubber compounds. Described simplistically, the Company manufactures a rubber compound in bulk which has the ability to withstand friction, heat, and wear-and-tear better than the competition. The bulk product is custom molded, either by the Company or by a third party who purchases the compound in bulk from the Company, into products for the end-user. Until August 1999, the Company marketed and sold its existing inventory of its sole product, IRI-500. Beginning in August 1999, the Company began producing its new product, Veraton(TM), whose characteristics substantially exceed those of IRI-500. Once the Company's existing inventory of IRI-500 is exhausted, it will focus its manufacturing and marketing efforts entirely on the Veraton product line. The Company was organized as a Florida corporation on August 7, 1986 and is currently based in Bakersfield, California.

On April 26, 1999, the Company, which at the time was designated EPL Ventures Corp., a Florida corporation, acquired all of the outstanding common stock of Industrial Rubber Innovations, Inc., a Nevada corporation, in a business combination described as a "reverse acquisition." For accounting purposes, the acquisition has been treated as the acquisition of EPL by IRI-Nevada. As part of the acquisition, EPL changed its name to Industrial Rubber Innovations, Inc. Immediately prior to the acquisition, and following the effectiveness of a 1-for-5 reverse stock split which was part of the acquisition, EPL had 3,444,000 shares of common stock outstanding.

As part of EPL's reorganization with IRI-Nevada, EPL issued 3,800,000 shares of its common stock to the shareholders of IRI-Nevada in exchange for 3,800 shares of IRI-Nevada common stock. In addition, the Company issued warrants, exercisable until May 1, 2001 and containing registration rights, to purchase an aggregate of 2,000,000 shares of its common stock, one-half at an exercise price of $0.50 and one-half at an exercise price of $0.75, to the IRI-Nevada shareholders. EPL had no significant operations prior to the merger.

Prior to the reorganization, the business of IRI-Nevada was operated for a period of at least three years as a proprietorship owned by Steven Tieu, a Director of the Company. The company was engaged in a limited amount of business activity, primarily the sale in the United States of a small amount of its IRI-500 product which was manufactured by contract-manufacturers in China. The Company's current business plan is primarily an expansion of its sales efforts in the United States, the introduction of a new and improved Veraton product line, and the manufacture of its products in the United States.

The Company's independent certified public accountants have stated in their report included in this Form 10-SB that unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. As stated in Item 3 - Plan of Operation, the Company is currently seeking additional financing to fund its operations until it reaches a level of profitability. If the Company is successful in obtaining such financing and reaching profitability, it believes that its certified public accountants would not issue a going concern opinion in its upcoming Fiscal Year 1999 report. However, there can be no assurances that the Company will be able to raise sufficient capital to meet its needs. If the Company is not successful in raising the necessary capital, then the Company believes that its independent certified public accountants would issue an opinion with a similar going concern modification regarding the Company's financial condition.

BUSINESS OF ISSUER

There are two types of rubber: natural rubber and synthetic rubber. According to 1998 statistics, synthetic rubber accounted for approximately sixty percent (60%) of the world rubber production, while natural rubber accounted for forty percent (40%) of the market. Fifty percent (50%) of the world's synthetic rubber production is from the United States and Europe.

Natural rubber deteriorates when exposed to the heat, pressure, and corrosive chemicals encountered in many applications. The synthetic rubber industry produces rubber compounds and products that have substantially expanded rubber capabilities. These synthetic rubber attributes, developed in numerous classes of synthetic rubber compounds, are used extensively in aerospace and defense, construction, chemical processing, refineries, oil and gas recovery, and the semiconductor industry. Major research efforts are directed at, among other things, continuing to improve the ability of synthetic rubber to withstand applications in increasingly hostile environments.

Under the terms of a royalty-free license agreement with Century Rubber, LLC which gives the Company the exclusive right to manufacture, market, sell and distribute products using a proprietary rubber compound formula, the Company develops, manufactures, and markets specialty synthetic rubber molded products. Under the terms of the license, the Company has the unrestricted right to manufacture, market, sell, and distribute worldwide all products made from or derived from the licensed formula for an indefinite period of time. The Company also has an option to acquire a license for all new and future formulas and/or products developed by Century Rubber, LLC on terms to be individually negotiated, as well as a right of first refusal to match the terms of any license agreements negotiated by Century Rubber, LLC. The license is for an indefinite period, unless terminated by Century Rubber, LLC due to a breach of the Agreement by the Company. The members of Century Rubber, LLC are Messrs. Proulx, Foran, Hun and Tieu, and Ms. Sheo, each a present or former member of the Company's management. The proprietary formula which is the subject of the license was transferred to Century Rubber, LLC by the above identified individuals, then licensed to the Company, as a method of protecting its proprietary nature from creditors and competitors. See "Patents, Trademarks, Licenses". As a result of the transaction, there exists a potential conflict of interest between Century Rubber, LLC, the Company, and members of the Company's management.

The attributes of the Company's initial synthetic rubber product IRI-500, used in oil and gas production wells such as packing, rings, and cones, include unusual resistance to heat, wear, and oils. In its production process, the Company blends readily available raw materials to produce the required product characteristics. The raw rubber material is then molded into a specific product. The Company's products have been used primarily in the top of wells in the oil and gas recovery industry, and products manufactured from the IRI-500 product line continue to outperform products made from competitive synthetic rubbers. The Company has a limited supply of IRI-500 in its inventory, estimated to be sufficient for approximately two (2) months of the Company's present client demands, and has begun marketing its new Veraton(TM) product line.

The Company's new product line, Veraton(TM), will substantially extend the capabilities of the Company's product line beyond that of products manufactured with IRI-500. Based on preliminary test results, Veraton appears to exceed many of the high performance characteristics of DuPont's top perfluoroelastomer, Kalrez(TM). Applications using Kalrez(TM) are among the most demanding and highest priced synthetic rubber products. The Company began producing Veraton in August 1999.

DISTRIBUTION METHODS

The Company intends to market and distribute its products through a combination of direct sales to customers currently known by management and the use of outside distributors.

In June 1999, the Company entered into a non-exclusive agreement with Petro-Rep Co., an oil field supply company located in Kern County, California, to market the Company's products. Under the terms of the Petro-Rep agreement, Petro-Rep will receive up to 60,000 shares of the Company's common stock over a period of twelve
(12) months if the agreement is not earlier terminated. In addition, Petro-Rep can earn additional shares of the Company's common stock based on achieving certain sales levels, plus Petro-Rep has an option to purchase 50,000 shares of common stock at $1.00 per share during the first year of the agreement. Finally, Petro-Rep will receive a commission of up to 20% of sales, depending on the exact terms of each individual sale. Petro-Rep will be reimbursed for expenses incurred on behalf of the Company. Included in the agreement are sales projections provided by Petro-Rep, which are $350,000 in year 1, $600,000 in year 2, and $1,000,000 in year 3 of the agreement.

In June 1999, the Company entered into an agreement with Gencon Capital Resources, Ltd. which provides Gencon with the exclusive distributorship rights for the Company's products in Canada. Specific compensation to Gencon is not included in the agreement and will be negotiated on a case-by-case basis depending on market conditions at the time of sale. It is anticipated by Gencon that they will generate revenues to the Company of $1,000,000 in the first year of the agreement and $2,000,000 in the second year of the agreement.

In July 1999, the Company entered into an agreement with Shenzhen Yujiang Trade Limited which provided Shenzhen with the exclusive distributorship rights for the Company's products in China. Specific compensation to Shenzhen is not included in the agreement and will be negotiated on a case-by-case basis depending on market conditions at the time of sale. As part of the agreement Shenzhen anticipates that they will generate revenues to the Company of $600,000 in the first year of the agreement, $1,200,000 in the second year of the agreement, and $2,500,000 in the third year of the agreement.

COMPETITION

The Synthetic Rubber Industry as a Whole

The synthetic rubber industry is primarily made up of large, industrial chemical companies located throughout the world. The industry is capital intensive for both production and research and development. Most of the competitive companies have substantially greater financial resources than the Company, and typically a significant portion of their revenues are reinvested into research and development. In addition, many competitive companies have historic business relationships with their customers or have some form of mutual ownership or financial relationships.

The Company intends to establish itself as a manufacturer of high end, high performance synthetic rubber products that can be used in many of today's demanding process and environmental applications. It is a highly competitive market. The Company does not intend to compete in the high volume segment of the industry, where price, capacity, and production efficiencies control the marketplace. Instead, the Company intends to differentiate itself by offering custom molded products with superior characteristics at a price comparable to the current competition. The Company has reviewed publicly available information and performed internal research on the characteristics of competitor's products, and believes that their products will outperform the competition's products in many areas, including resistance to heat and wear. The Company's plans can be described in two phases:

    - Phase I. The Company plans to equip its manufacturing facility and be in production of its oil field-related products during the first and second quarter of 2000.

    - Phase II. Following the implementation of Phase I, the Company intends to install an on-site testing laboratory, allowing the Company to complete and enhance testing on future products for a variety of industries, not just the oil field-related industries.

Because the Company has the exclusive right to use proprietary formulas provided to it by Century Rubber, LLC, the Company believes that no competitor can produce products which match the characteristics of their products. By offering superior products to the current competition, at substantially similar prices, the Company believes it can achieve and maintain profitability within the industry.

Major competitors include DuPont, which manufactures synthetic rubber compounds known as Viton(TM) and Kalrez(TM).

Oil and Gas Well Producers

In contrast to the synthetic rubber industry as a whole, the oil and gas industry uses large volumes of high performance rubber products and is extremely fragmented. In most cases, petroleum companies have ceased to stock parts inventories for their field operating leases, and the parts inventory function has fallen to stocking distributors. Although there is powerful competition for sales to this industry, the decentralization of the buying decision to the lease engineer and the ability to sell to stocking distributors who will market the product based on its capabilities creates an opportunity for the Company to generate sales. For these reasons, this market is currently the Company's primary target.

The five largest competitors currently selling molded rubber products for oil and gas production wells in California are Skinner Brothers, Ratigan, Huber, Utex, and E.M. Berry.

RAW MATERIALS AND PRINCIPAL SUPPLIERS

The Company uses readily available chemicals and carbon black in the production of its rubber compounds. The chemicals are manufactured by several of the world's large chemical companies in plants located in the United States and in other countries. These manufacturers include Dow, Chevron and Mobil, and are available in most countries through various distributors.

DEPENDENCE ON KEY CUSTOMERS

The Company is not dependent presently on any one or several customers for the sale of its rubber compound. Sales of its IRI-500 rubber compound is to many individual oil and gas well operators and is not dependent on their parent companies for the purchase decision.

PATENTS, TRADEMARKS, LICENSES

The Company's products are currently made from a formula made available to the Company through a royalty-free license agreement with Century Rubber, LLC, whose principal members include present and former members of the Company's management, namely John Proulx, David H. Foran, Steven Tieu, Benny Hun and Nancy Sheo. See "Certain Relationships and Related Transactions". Under the terms of the license, the Company has the unrestricted right to manufacture, market, sell, and distribute worldwide all products made from or derived from the licensed formula for an indefinite period of time. The Company also has an option to acquire a license for all new and future formulas and/or products developed by Century Rubber, LLC on terms to be individually negotiated, as well as a right of first refusal to match the terms of any license agreements negotiated by Century Rubber, LLC.

The Company currently makes its facilities available and provides office space to Century Rubber, LLC without charge, but does not otherwise contribute financially to the research and/or development of formulas by Century Rubber, LLC. The Company does not charge Century Rubber, LLC for the use of their facilities or office space, estimated to have a market value of between $1000 and $3000 per month, because management believes that having Century Rubber performing their research within a reasonable distance of the Company provides a mutually beneficial working relationship. In the future, the Company may enter into agreements with Century Rubber, LLC which provide for the payment or reimbursement of certain expenses and other research and development costs in exchange for license rights.

Neither Century Rubber, LLC nor the Company generally relies upon patent protection for their formulas and/or products, believing instead that treating them as trade secrets affords better protection. To date, competitors have been unable to reverse engineer the chemical composition of the Company's IRI-500 or Veraton(TM) products. Based on the chemical reactions that take place during the proprietary mixing phase of production, Management believes that there is a very small likelihood that the trade secrets will ever be reverse engineered. There can be no assurance that competitors of the Company do not have competing patents which may preclude certain aspects of the Company's formulas or designs, that competitors may reverse engineer and create competitive products to those of the Company or that other technological protection can be obtained for the Company's products. No assurance can be given that patents will be granted on future patent applications. The Company has one trademark application pending, that for the trade name "Veraton".

GOVERNMENTAL APPROVALS AND REGULATION

The Company is currently conducting an assessment of the federal, state and local regulations to which it is subject. The Company has had several meetings with the City of Bakersfield to assist in making this determination, and the Company has hired an outside consultant to assist in the process. An exact list of regulations to which the Company is subject is expected to be available within the next ninety (90) days.

The Company believes it is in compliance with federal, state and local regulations with respect to environmental protection. The Company does not anticipate that costs of compliance with such regulations will have a material effect on its capital expenditures, earnings or competitive position.

RESEARCH AND DEVELOPMENT

During the past twelve months, substantial improvements have been made to the rubber compounds developed by the Company. These improvement are a result of continued testing by the Company after using its licensed formula to create sample products. These testing and modification efforts have resulted in a rubber compound capable of withstanding continuous temperatures of up to 1,000 degrees Fahrenheit. The product development efforts have led to the addition of capabilities to withstand corrosive materials, such as Silicone Oil. Other product development efforts have resulted in Veraton(TM) compound characteristics that include resistance to radiation.

As a result of its license with Century Rubber, LLC, the Company has not engaged in a significant amount of research and development to date, other than the testing described above. All of the research efforts have been undertaken by Century Rubber at no direct cost to the Company. As such, no research and development costs have been directly borne by customers. Although not currently contemplated by the Company, it may undertake significant research and development projects in the future.

COST OF COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

The Company's manufacturing facility in Bakersfield, California is located in an area zoned appropriately for the mixing of chemicals
and carbon black.   Other than requirements for the handling and
storage of chemicals, the only manufacturing requirements that must be addressed by the Company is installation of an air filtration system in its manufacturing facility, expected to cost approximately $50,000.

NUMBER OF EMPLOYEES

As of November 15, 1999, the Company employed approximately 5 people on a full time basis. Of these 5 employees, three are executive officers of the Company. See "Directors, Executive Officers,
Promoters and Control Persons". The remaining 2 are an administrative support staff person and a physical plant worker.

ITEM 2 - PLAN OF OPERATION

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and the Company's actual results could differ materially from those forward-looking statements. The following discussion regarding the financial statements of the Company should be read in conjunction with the financial statements and notes thereto.

The Company's prior full fiscal year ending October 31, 1998 is not indicative of the Company's current business plan and operations. During the periods ending October 31, 1997, October 31, 1998 and March 31, 1999, the Company had no revenues and was in its development stages. After the Company's merger with IRI-Nevada, as previously discussed, the current business plan was implemented. Therefore, this plan of operation will focus on the Company's current business plan and operations. For information concerning the Company's prior full fiscal years, the Company refers the reader to the financial statements provided herewith.

Industrial Rubber Innovations, Inc. develops, manufactures, and markets specialty synthetic rubber molded products from its synthetic rubber compounds. Described simplistically, the Company manufactures a rubber compound in bulk which has the ability to withstand friction, heat, and wear-and-tear better than the competition. The bulk product is custom molded, either by the Company or by a third party who purchases the compound in bulk from the Company, into products for the end-user. Until August 1999, the Company marketed and sold its existing inventory of its sole product, IRI-500. Beginning in August 1999, the Company began producing its new product, Veraton(TM), whose characteristics substantially exceed those of IRI-500. Once the Company's existing inventory of IRI-500 is exhausted, it will focus its manufacturing and marketing efforts entirely on the Veraton product line. The Company was organized as a Florida corporation on August 7, 1986 and is currently based in Bakersfield, California.

On April 26, 1999, the Company, which at the time was designated EPL Ventures Corp., a Florida corporation, acquired all of the outstanding common stock of Industrial Rubber Innovations, Inc., a Nevada corporation, in a business combination described as a "reverse acquisition." For accounting purposes, the acquisition has been treated as the acquisition of EPL by IRI-Nevada. As part of the acquisition, EPL changed its name to Industrial Rubber Innovations, Inc.

Prior to the reorganization, the business of IRI-Nevada was operated for a period of at least three years as a proprietorship owned by Steven Tieu, a Director of the Company. The company was engaged in a limited amount of business activity, primarily the sale in the United States of a small amount of its IRI-500 product which was manufactured by contract-manufacturers in China. The Company's current business plan is primarily an expansion of its sales efforts in the United States, the introduction of a new and improved Veraton product line, and the manufacture of its products in the United States.

In order to fulfill orders for products, the Company is currently using its existing supply of products in inventory. During the next twelve months, the Company intends to equip its newly leased facility with the necessary equipment to begin manufacturing its products in Bakersfield. Once fully operational, it is anticipated that the manufacturing facility will employ approximately 12 - 15 people on a full time basis.

Liquidity

The Company currently has a minimal amount of capital available to it and anticipates the need for at least $1,000,000 during the next twelve months to be used for working capital purposes, marketing, and to acquire equipment. It is anticipated that the Company will undertake a private placement of its common stock in order to raise
the necessary capital.   In addition, the Company is in negotiations
for equipment leasing financing in order to complete the acquisition of equipment for its newly leased facility. In the event that the Company is unable to raise the necessary capital and/or equipment leasing financing, its ability to manufacture and market its products will be severely limited, and its financial results will be materially harmed.

The Company is the owner of record of an investment interest in Savant Biomedical, Inc., valued in its financial statements at $800,000. The Savant interest was acquired by the Company for $850,000 in fiscal year 1998, prior to the merger transaction with Industrial Rubber Innovations, Inc. Currently, management of the Company does not consider the Savant interest to be consistent with the Company's plan of operation, and is entertaining offers to purchase the Savant interest. Although a verbal offer has been made to the Company to purchase the Savant interest for the sum of $800,000, the Company has not entered into an agreement or letter of intent with the prospective purchaser and will not consider the offer to be a material possibility until such time as a binding agreement has been entered into.

It is not currently contemplated that the Company will perform any substantial product research or development during the next twelve months.

The Company's independent certified public accountants have stated in their report included in this Form 10-SB that unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. As stated in Item 3 - Plan of Operation, the Company is currently seeking additional financing to fund its operations until it reaches a level of profitability. If the Company is successful in obtaining such financing and reaching profitability, it believes that its certified public accountants would not issue a going concern opinion in its upcoming Fiscal Year 1999 report. However, there can be no assurances that the Company will be able to raise sufficient capital to meet its needs. If the Company is not successful in raising the necessary capital, then the Company believes that its independent certified public accountants would issue an opinion with a similar going concern modification regarding the Company's financial condition.

Capital Expenditures

The Company expects to finance the purchase of the equipment necessary to complete its newly leased facility through equipment leasing financing presently being negotiated.

YEAR 2000 DISCLOSURE

The Company has completed a review of its computer systems and non-information technology ("non-IT") systems to identify all systems that could be affected by the inability of many existing computer and microcomputer systems to process time-sensitive data accurately beyond the year 1999, referred to as the Year 2000 or Y2K issue. The Company is dependent to a limited extent on third-party computer systems and applications. The Company also relies on its own computer and non-IT systems (which consist of personal computers, internal telephone systems, internal network server, Internet server and associated software and operating systems). In conducting the Company's review of its internal systems, the Company performed operational tests of its systems which revealed no Y2K problems. As a result of its review, the Company has discovered no problems with its systems relating to the Y2K issue and believes that such systems are Y2K compliant. The Company has not obtained written assurances from any suppliers regarding the status of those suppliers with respect to the Y2K issue, and the Company does not currently have any plans to obtain such assurances. Because the Company has not completed its manufacturing facility, a review for Y2K compliance has not been conducted with respect to manufacturing. Costs associated with the Company's review were not material to its results of operations and are not anticipated to be material in the future.

While the Company believes that its procedures have been designed to be successful, because of the complexity of the Year 2000 issue and the interdependence of organizations using computer systems, there can be no assurances that the Company's efforts, or those of third parties with whom the Company interacts, have fully resolved all possible Year 2000 issues. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.
 The most likely worst case Y2K scenario which management has identified to date is that, due to unanticipated Y2K compliance problems, the Company may be unable to obtain raw materials from its suppliers, in whole or in part. Should this occur, it would result in a material loss of some or all gross revenue for an indeterminable amount of time, which could cause the Company to cease operations. In the event of failure of one or more of its suppliers due to Y2K issues, the Company's only recourse for any damages suffered would be through litigation. The Company has not yet developed a contingency plan to address this worst case Y2K scenario, and does not intend to develop such a plan in the future.

ITEM 3 - DESCRIPTION OF PROPERTY

On June 3, 1999, the Company entered into a lease for an approximately 29,300 square foot facility located at 6801 McDivitt Drive, Bakersfield, California 93313. The lease term begins on September 1, 1999 and is effective through August 31, 2004. The monthly base rent shall be equal to $8,500 in year one, $8,775 in year two, $9,038 in year three, $9,309 in year four, and $9,589 in year five of the lease. Under the terms of the lease, the Company has a right of first refusal to purchase the premises and an option to renew the lease for an additional five (5) year term beginning at $9,877 per month and increasing at the end of each twelve (12) month period at a rate of 3% per annum.

The Company is currently in negotiations with equipment suppliers to provide the necessary equipment to manufacture in its Bakersfield facility.

ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 15, 1999, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

                      Name and Address of                  Amount and Nature of
Title of Class        Beneficial Owner                     Beneficial Ownership      Percent of Class
Common Stock          David H. Foran                       210,000 (1)               2.8 %
                      6801 McDivitt Drive
                      Bakersfield, CA  93313

Common Stock          Steven Tieu                          270,000 (2)               3.5 %
                      6801 McDivitt Drive
                      Bakersfield, CA  93313

Common Stock          Nancy Sheo                           250,000 (3)               3.2 %
                      6801 McDivitt Drive
                      Bakersfield, CA  93313


All Officers and
Directors as a Group                                       730,000 (1)(2)(3)         9.1 %
(3 Persons)


(1) Includes warrants to acquire 100,000 shares of common stock, exercisable until May 1, 2001 at an exercise price of $0.50 per share.

(2) Includes warrants to acquire 200,000 shares of common stock, exercisable until May 1, 2001 at an exercise price of $0.75 per share.

(3) Includes warrants to acquire 200,000 shares of common stock, exercisable until May 1, 2001 at an exercise price of $0.75 per share.

The Company believes that the beneficial owners of securities listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the current directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Other than the relationship between Mr. Tieu, who is the son of Ms. Sheo, there are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The directors and executive officers of the Company are as follows:

Name                    Age     Positions

David H. Foran           51     Acting President, Chief Financial
                                Officer,
                                Secretary, Director (1999)

Steven Tieu              32     Vice President of Technical Support,
                                Director (1999)

Nancy Sheo               42     Vice President of Development (1999)

DAVID H. FORAN has been the Company's Chief Financial Officer since April 1999, and its Acting President since September 30, 1999, when the Company's then-President, John Proulx, resigned. Mr. Foran has served in numerous financial positions in the mortgage banking industry, including terms with Associates Financial Services from 1970 to 1974, Citibank from 1974 to 1976, Nova Financial Services from 1990 to 1996, and Million Plus Realty from 1996 to 1998. While at Nova Financial Services, Mr. Foran was a Mortgage Consultant responsible for brokering residential and commercial mortgages through banks, life insurance companies, and trust companies. While at Million Plus Realty, Mr. Foran was a Financial Manager responsible for the financing of real estate projects, raising capital, and overall financial management. In addition, Mr. Foran has worked as an independent consultant since 1995, with responsibilities including structuring and funding transactions, and accounting and reporting.

STEVEN TIEU learned rubber development and production at his family's rubber plant in Vietnam, which also manufactured motorcycles for Honda. Since moving to the United States in the 1980's, Mr. Tieu has used his experience, additional education, and training to continue as a proprietor in the rubber industry and in the import-export business. Specifically, from 1990 through 1998, Mr. Tieu was the proprietor of T&T Rubber, which imported rubber from China for distribution in the United States.

NANCY SHEO, Steven Tieu's mother, has been involved in all phases of the Tieu family rubber business since the 1960's. Although she holds no formal higher education degrees, she has years of practical experience in the research and development and use of rubber compounds and the manufacture of rubber products. From 1990 through 1998, Ms. Sheo was an employee and proprietor of T&T Rubber, which imported rubber from China for distribution in the United States.

ITEM 6 - EXECUTIVE COMPENSATION

On May 15, 1999, the Company entered into a two (2) year Employment Agreement with John Proulx, the Company's then-President and CEO, whereby the Company agreed to pay Mr. Proulx an annual salary of $60,000. On September 30, 1999, Mr. Proulx resigned as an officer, director, and employee of the Company for personal reasons, and his employment agreement was terminated.

On May 15, 1999, the Company entered into a two (2) year Employment Agreement with David H. Foran, the Company's then-Chief Financial Officer and Secretary, whereby the Company will pay Mr. Foran an annual salary of $60,000. The Agreement can be terminated at any time for cause, as defined therein, without penalty or severance. The Agreement can be terminated by Mr. Foran at any time for good reason, as defined therein, in which case Mr. Foran would be entitled to one-year's compensation as severance. The Agreement may be terminated by the Company after the first year for good reason, as defined therein, in which case Mr. Foran would be entitled to one-year's compensation as severance.

On May 15, 1999, the Company entered into a two (2) year Employment Agreement with Steven Tieu, the Company's Vice President of Technical Support, whereby the Company will pay Mr. Tieu an annual salary of $60,000. The Agreement can be terminated at any time for cause, as defined therein, without penalty or severance. The Agreement can be terminated by Mr. Tieu at any time for good reason, as defined therein, in which case Mr. Tieu would be entitled to one-year's compensation as severance. The Agreement may be terminated by the Company after the first year for good reason, as defined therein, in which case Mr. Tieu would be entitled to one-year's compensation as severance.

On May 15, 1999, the Company entered into a two (2) year Employment Agreement with Benny Hun, the Company's then-Vice President of Production, whereby the Company agreed to pay Mr. Hunn an annual salary of $60,000. On September 30, 1999, Mr. Hunn resigned as an officer, director, and employee of the Company for personal reasons, and his employment agreement was terminated.

On May 15, 1999, the Company entered into a two (2) year Employment Agreement with Nancy Sheo, the Company's Vice President of Development, whereby the Company will pay Ms. Sheo an annual salary of $60,000. The Agreement can be terminated at any time for cause, as defined therein, without penalty or severance. The Agreement can be terminated by Ms. Sheo at any time for good reason, as defined therein, in which case Ms. Sheo would be entitled to one-year's compensation as severance. The Agreement may be terminated by the Company after the first year for good reason, as defined therein, in which case Ms. Sheo would be entitled to one-year's compensation as severance.

On June 3, 1999, the Company's Board of Directors and a majority of its shareholders approved the Industrial Rubber Innovations, Inc. Omnibus Stock Option Plan, effective July 1, 1999. Under the terms of the Option Plan, the Board of Directors has the sole authority to determine which of the eligible persons shall receive options, the number of shares which may be issued upon exercise of an option, and other terms and conditions of the options granted under the Plan to the extent they don't conflict with the terms of the Plan. An aggregate of 750,000 shares of common stock are reserved for issuance under the Plan during the year July 1, 1999 to June 30, 2000. For each subsequent year beginning July 1, 2000, there shall be reserved for issuance under the Plan that number of shares equal to 10% of the outstanding shares of common stock on July 1 of that year. The exercise price for all options granted under the Plan shall be 100% of the fair market value of the Company's common stock on the date of grant, unless the recipient is the holder of more than 10% of the already outstanding securities of the Company, in which case the exercise price shall be 110% of the fair market value of the Company's common stock on the date of grant. All options shall vest equally over a period of five years from the date of issuance. Currently, the Board of Directors has not issued any options under the terms of the Plan.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended October 31, 1998 and the eleven months ended September 30, 1999. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                     SUMMARY COMPENSATION TABLE


                               Annual Compensation                        Long Term Compensation
                                                                          Awards                  Payouts
                                                                               Securities
                                                 Other Annual     Restricted   Underlying    LTIP       All Other
Name and Principal             Salary   Bonus    Compensation    Stock Awards   Options    Payouts($)  Compensation
Position               Year      ($)     ($)         ($)             ($)        SARs(#)                    ($)


John Proulx (1)        1998     -0-      -0-         -0-             -0-          -0-        -0-           -0-
(President, CEO)       (10/31)

                       1999    22,500    -0-         -0-             -0-          -0-        -0-           -0-
                       (9/30)

David H. Foran (2)     1998     -0-      -0-         -0-             -0-          -0-        -0-           -0-
(CFO, Secretary)       (10/31)


                       1999    22,500    -0-         -0-             -0-          -0-        -0-           -0-
                       (9/30)


(1) Mr. Proulx resigned as an officer, director, and employee of the Company effective September 30, 1999.

(2) Mr. Foran was appointed Acting President of the Company effective September 30, 1999.


                                  OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                         (INDIVIDUAL GRANTS)


                      NUMBER OF SECURITIES           PERCENT OF TOTAL
                      UNDERLYING OPTIONS/SAR'S       OPTIONS/SAR'S GRANTED TO
                      GRANTED (#)                    EMPLOYEES IN FISCAL YEAR       EXERCISE OF BASE PRICE
                                                                                            ($/SH)          EXPIRATION DATE
NAME


John Proulx             - 0 -                                 N/A                             N/A                 N/A
David H. Foran          - 0 -                                 N/A                             N/A                 N/A



                          AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                   AND FY-END OPTION/SAR VALUES

                                                                  Number of Unexercised
                                                                  Securities Underlying         Value of Unexercised In-The
                                                                  Options/SARs At FY-END (#)    Money Options/SARs
                        Shares Acquired On                        Exercisable/Unexercisable     At FY-End ($)
Name                    Exercise (#)          Value Realized($)                                 Exercisable/Unexercisable


John Proulx                -0-                -0-                 - 0 -                           --

David H. Foran             -0-                -0-                 - 0 -                           --


COMPENSATION OF DIRECTORS

The Directors have not received any compensation for serving in such capacity, and the Company does not currently contemplate compensating its Directors in the future for serving in such capacity.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 26, 1999, the Company, which at the time was designated EPL Ventures Corp., a Florida corporation acquired all of the outstanding common stock of Industrial Rubber Innovations, Inc., a Nevada corporation, in a business combination described as a "reverse acquisition." For accounting purposes, the acquisition has been treated as the acquisition of EPL by IRI-Nevada. As part of the acquisition, EPL changed its name to Industrial Rubber Innovations, Inc. Immediately prior to the acquisition, and following the effectiveness of a 1-for-5 reverse stock split which was part of the acquisition, EPL had 3,444,000 shares of common stock outstanding.

As part of EPL's reorganization with IRI-Nevada, EPL issued 3,800,000 shares of its common stock to the shareholders of IRI-Nevada in exchange for 3,800 shares of IRI-Nevada common stock. In addition, the Company issued warrants, exercisable until May 1, 2001 and containing registration rights, to purchase an aggregate of 2,000,000 shares of its common stock, one-half at an exercise price of $0.50 and one-half at an exercise price of $0.75, to the IRI-Nevada shareholders. EPL had no significant operations prior to the merger.

Effective June 25, 1999, the Company entered into a royalty-free license agreement with Century Rubber, LLC which gives the Company the exclusive right to manufacture, market, sell and distribute products using a proprietary rubber compound formula. Under the terms of the license, the Company has the unrestricted right to manufacture, market, sell, and distribute worldwide all products made from or derived from the licensed formula for an indefinite period of time. The Company also has an option to acquire a license for all new and future formulas and/or products developed by Century Rubber, LLC on terms to be individually negotiated, as well as a right of first refusal to match the terms of any license agreements negotiated by Century Rubber, LLC. The license is for an indefinite period, unless terminated by Century Rubber, LLC due to a breach of the Agreement by the Company. The members of Century Rubber, LLC are Messrs. Proulx, Foran, Hun and Tieu, and Ms. Sheo, each a present or former member of the Company's management. The proprietary formula which is the subject of the license was transferred to Century Rubber, LLC by the above identified individuals, then licensed to the Company, as a method of protecting its proprietary nature from creditors and competitors. See "Patents, Trademarks, Licenses". As a result of the transaction, there exists a potential conflict of interest between Century Rubber, LLC, the Company, and members of the Company's management.

The Company does not have a conflicts policy and does not anticipate adopting one.

ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock, $0.001 par value per share, of which 7,600,227 were outstanding as of November 15, 1999. Pursuant to the Agreement and Plan of Reorganization dated April 12, 1999, the Company approved a 1-for-5 reverse stock split of its common stock. All references to the numbers of shares of the Company's common stock are adjusted to reflect the 1-for-5 reverse split of the Company's common stock. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock, $0.001 par value, none of which are issued and outstanding. The Company's Board of Directors has authority, without action by the shareholders, to issue all or any portion of the authorized but unissued preferred stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The issuance of preferred stock may also include restricting dividends on the common stock, dilute the voting power of the common stock, and/or impair the liquidation rights of the holders of common stock.

TRANSFER AGENT

The transfer agent for the common stock is Interwest Transfer Co., 1981 4800 South, Suite 100, Salt Lake City, Utah 84117.

                               PART II

ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The following table sets forth the high and low bid prices for shares of the Company's common stock for the periods noted, as reported by the National Daily Quotation Service and the NASDAQ Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. On November 21, 1997, the Company's common stock began listing on the NASDAQ exchange under the trading symbol EPLV. Effective on April 27, 1999, the trading symbol for the Company's common stock changed to IRIB.

                                                    BID PRICES
YEAR       PERIOD                               HIGH          LOW

1999        First Quarter. . . . . . . . . .    0.07         0.06
            Second Quarter . . . . . . . . .    1.94         1.00
            Third Quarter. . . . . . . . . .    1.47         0.36
            Fourth Quarter . . . . . . . . .    0.49         0.14
            (through November 15, 1999)

1998
            First Quarter. . . . . . . . . .    5.19         3.90
            Second Quarter . . . . . . . . .    3.62         2.12
            Third Quarter. . . . . . . . . .    0.44         0.06
            Fourth Quarter . . . . . . . . .    0.10         0.06


Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ Over- the-Counter Bulletin Board.
Pursuant to the Rule, issuers who are not current with such filings are subject to de-listing pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4, 1999. The Company's trading symbol on January 4, 1999 was EPLV. Therefore, pursuant to the phase-in schedule, the Company was subject to de-listing on November 18, 1999. One month prior to an issuer's de-listing date, non complying issuers had their trading symbol appended with an "E". Consequently, the Company's trading symbol was revised on October 22, 1999 to IRIBE.

The Company is not currently in compliance with the Rule, and in the past, has not made filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934. The Company has filed this Registration Statement on Form 10-SB in order to become a "reporting" company and therefore comply with the Rule. Quotation of the Company's securities was removed from the OTCBB on November 18, 1999, and will remain removed until such time as the Securities and Exchange Commission ("SEC") has reviewed the Company's Form 10-SB and has stated that it has no further comments Once the Company has complied with the Rule, it will once again become eligible for listing on the NASDAQ Over-the-Counter Bulletin Board and will seek to be reinstated on the NASDAQ Over-the-Counter Bulletin Board.

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The Commission has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq and any equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operation for three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average annual revenue of at least $6,000,000, if such issuer has been in continuous operation for less than three years. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith.

NUMBER OF SHAREHOLDERS

The number of beneficial holders of record of the common stock of the company as of the close of business on November 15, 1999 was approximately 92. Many of the shares of the Company's common stock are held in "street name" and consequently reflect numerous additional beneficial owners.

DIVIDEND POLICY

To date, the Company has declared no cash dividends on its common stock, and does not expect to pay cash dividends in the next term. The Company intends to retain future earnings, if any, to provide funds for operation of its business.

ITEM 2 - LEGAL PROCEEDINGS

The Company may from time to time be involved in various claims, lawsuits, disputes with third parties, actions involving allegations of discrimination, or breach of contract actions incidental to the operation of its business. The Company is not currently involved in any such litigation which it believes could have a materially adverse effect on its financial condition or results of operations.

ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Prior to the acquisition of IRI-Nevada, EPL engaged Barry L. Friedman, P.C., Certified Public Accountants ("Mr. Friedman"), to audit the Company' s financial statements for the year ended December 31, 1996 and the ten month period ended October 31, 1997.

Effective March 11, 1999, Davidson & Company, Chartered Accountants, were engaged by the Company as their principal accountant to audit the Company's financial statements for the period of incorporation on August 7, 1986 to October 31, 1998 and not the ten month period ended October 31, 1997 and the year ended December 31, 1998. There have been no disagreements between Barry L. Friedman, Davidson & Company and Management of the type required to be reported under this Item 3 since the date of their engagement.

ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

Prior to the merger of EPL and IRI

In connection with a private offering of securities which was made by the Company in January 1998, the Company sold an aggregate of 2,200,000 units to sixteen (16) purchasers under Rule 504 of Regulation D of the Securities Act of 1933. Each Unit contained one
(1) share of common stock and one (1) common stock purchase warrant. The Warrants were exercisable for a period of one year from the date of issuance at a price of $1.00 per share. Each Unit was sold at a price of $0.25 per unit, resulting in net proceeds to the Company of $550,000.

In connection with the exercise of the Warrants, an aggregate of 500,000 shares of common stock was issued to three (3) existing shareholders in February 1998, resulting in net proceeds to the Company of $500,000. The issuance was exempt from registration under Rule 504 of Regulation D in accordance with the sale of the Units in January 1998.

In connection with the exercise of the Warrants, an aggregate of 20,000 shares of common stock was issued to one (1) existing shareholder in May 1998, resulting in net proceeds to the Company of $20,000. The issuance was exempt from registration under Rule 506 of Regulation D.

In connection with a private offering of securities which was made by the Company in April 1999, the Company sold an aggregate of 13,500,000 shares of common stock to ten (10) accredited investors under Rule 504 of Regulation D of the Securities Act of 1933. Each share was sold at a price of $0.04 per share, resulting in net proceeds to the Company of $540,000.

Subsequent to the merger of EPL and IRI

On April 26, 1999, the Company, which at the time was designated EPL Ventures Corp., a Florida corporation, acquired all of the outstanding common stock of Industrial Rubber Innovations, Inc., a Nevada corporation, in a business combination described as a "reverse acquisition." For accounting purposes, the acquisition has been treated as the acquisition of EPL by IRI-Nevada. As part of the acquisition, EPL changed its name to Industrial Rubber Innovations, Inc. Immediately prior to the acquisition, and following the effectiveness of a 1-for-5 reverse stock split which was part of the acquisition, EPL had 3,444,000 shares of common stock outstanding. As part of EPL's reorganization with IRI-Nevada, EPL issued 3,800,000 shares of its common stock to the shareholders of IRI-Nevada in exchange for 3,800 shares of IRI-Nevada common stock. In addition, the Company issued warrants to purchase an aggregate of 2,000,000 shares of its common stock to the IRI-Nevada shareholders. All of the issuances were exempt under Section 4(2) of the Securities Act of 1933.

On June 1, 1999, pursuant to a verbal agreement with an investor in IRI-Nevada prior to its merger with EPL Ventures Corp., the Company issued to Pegasus Consulting, an accredited entity, warrants to acquire 9,333 shares of common stock at a price of $0.75 per share, exercisable until June 1, 2000. The issuance was exempt under
Section 4(2) of the Securities Act of 1933.

On January 18, 1999, IRI-Nevada entered into a loan agreement with Gencon Investments, Ltd., an accredited entity, whereby Gencon loaned to IRI-Nevada the sum of $37,500. In accordance with the terms of the agreement, on May 25, 1999, the Company issued to Gencon warrants to acquire 50,000 shares of common stock at a price of $0.75 per share, exercisable until May 21, 2000. In addition, and in accordance with the terms of the agreement, on May 25, 1999 the Company issued to two Gencon affiliates, Gordon Reid and Robert Dent, warrants to acquire 100,000 shares and 150,000 shares, respectively, of common stock at a price of $0.75 per share, exercisable until May 21, 2000. All of the issuances were exempt under Section 4(2) of the Securities Act of 1933.

In July 1999, the Company issued an aggregate of 30,000 shares of common stock, restricted in accordance with Rule 144, to MRC Legal Services Corporation and one of its employees as payment for certain services rendered. The issuance was exempt from registration under
Section 4(2) and Rule 506 of Regulation D.

In September 1999, the Company issued an aggregate 256,227 shares of common stock, restricted in accordance with Rule 144, to three (3) accredited purchasers in exchange for an aggregate of $180,482. The issuance was exempt from registration under Rule 506 of Regulation D.

In October 1999, the Company issued 70,000 shares of common stock, restricted in accordance with Rule 144, to one (1) accredited individual in settlement of a dispute. The issuance was exempt from registration under Rule 506 of Regulation D.

ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Florida and the Company's Bylaws provide for indemnification of the Company's Directors for liabilities and expenses that they may incur in such capacities. In general, Directors and Officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Furthermore, the personal liability of the Directors is limited as provided in the Company's Articles of Incorporation.

The Company does not currently maintain a policy of directors and officers insurance.

                               PART F/S

FINANCIAL STATEMENTS

The Financial Statements required by this Item are included at the end of this report beginning on Page F-1.

                               PART III

ITEM 1 - INDEX TO EXHIBITS


EXHIBIT NO.  DESCRIPTION

*2          Agreement and Plan of Reorganization dated April 12, 1999
*3.1        Articles of Incorporation of Henry Winkler, Inc. Filed
            August 7, 1986
*3.2        Amendment to Articles of Incorporation Filed June 23, 1997
*3.3        Amendment to Articles of Incorporation Filed November 3,
            1997
*3.4        Articles of Merger filed with the Florida Secretary of
            State on April 26, 1999
*3.5        Bylaws
*10.1       Loan Agreement with Gencon Investments, Ltd. dated
            January 18, 1999
*10.2       License Agreement with Century Rubber, LLC dated June
            25, 1999
*10.3       Employment Agreement for John Proulx dated May 15, 1999
*10.4       Employment Agreement for David H. Foran dated May 15, 1999
*10.5       Employment Agreement for Benny Hun dated May 15, 1999
*10.6       Employment Agreement for Steven Tieu dated May 15, 1999
*10.7       Employment Agreement for Nancy Sheo dated May 15, 1999
*10.8       Lease of Premises Located at 6801 McDivitt Drive,
            Bakersfield, CA
*10.9       Omnibus Stock Option Plan adopted June 3, 1999
10.10       Marketing Consulting Agreement with Petro-Rep Co.
10.11       Manufacturer's Distributorship Agreement with Gencon
            Capital Resources Ltd.
10.12       Distribution Agreement with Shenzhen Yujiang Trade Limited.
23.1        Consent of Davidson & Company, Chartered Accountants
23.2        Consent of Barry L. Friedman, P.C.

_____________
* Previously Provided


ITEM 2 - DESCRIPTION OF EXHIBITS

Not applicable

                              SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of
1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              INDUSTRIAL RUBBER INNOVATIONS, INC.


Date: December 1, 1999        By:      /s/   David H. Foran
                                       David H. Foran
                                       Acting President, Chief
                                       Financial Officer

                         EPL VENTURES CORP.
                       (HENRY WINKLER, INC.)
                   (A DEVELOPMENT STAGE COMPANY)


                        FINANCIAL STATEMENTS
                          October 31, 1997
                         December 31, 1996
                         December 31, 1995

                         TABLE OF CONTENTS



  INDEPENDENT AUDITORS' REPORT                 1

  BALANCE SHEET                                2

  STATEMENT OF OPERATIONS                      3

  STATEMENT OF STOCKHOLDERS' EQUITY            4

  STATEMENT OF CASH FLOWS                      5

  NOTES TO FINANCIAL STATEMENTS                6-7

                      BARRY L. FRIEDMAN, P.C.
                    Certified Public Accountant

  1582 Tulita Drive                            Office (702) 361-8414
  Las Vegas, Nevada  89123                   Fax No.  (702) 896-0278

                    INDEPENDENT AUDITORS' REPORT

  Board of Directors                           November 6, 1997
  EPL VENTURES CORP.
  Miami, Florida

             I have audited the Balance Sheets of EPL VENTURES CORP., (formerly Henry Winkler, Inc.), (A Development Stage Company), as of October 31, 1997, December 31, 1996, and December 31, 1995, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period January 1, 1997, thru October 31, 1997, and the two years ended December 31, 1996, and December 31, 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
             I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
   I believe that my audit provides a reasonable basis for my opinion.
             In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EPL VENTURES CORP., (formerly Henry Winkler, Inc), (A Development Stage Company) as of October 31, 1997, December 31, 1996, and December 31, 1995, and the results of its operations and its cash flows for the period January 1, 1997 thru October 31, 1997, and the two years ended December 31, 1996, and December 31, 1995, in conformity with generally accepted accounting principles.
             The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  /s/   Barry L. Friedman
  Barry L. Friedman
  Certified Public Accountant


                         EPL VENTURES CORP.
                   (Formerly Henry Winkler, Inc.)
                   (A Development Stage Company)

                           BALANCE SHEET

                               ASSETS

                                    October   December   December
                                    31, 1997  31, 1996   31, 1995

CURRENT ASSETS:
    Cash                            $    0    $    0     $    0

      TOTAL CURRENT ASSETS          $    0    $    0     $    0

OTHER ASSETS:                       $    0    $    0     $    0
    Other Assets                    $    0    $    0     $    0

      TOTAL OTHER ASSETS            $    0    $    0     $    0

    TOTAL ASSETS                    $    0    $    0     $    0

                LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts Payable                $1,820    $    0     $    0

    TOTAL CURRENT LIABILITIES       (6,820)   (5,000)    (5,000)

STOCKHOLDERS' EQUITY:
   Common stock, $0.10 per value,
   authorized 10,000 shares: issued
   and outstanding at
   December 31, 1995 - 10,000 shares                     $1,000
   December 31, 1996 - 10,000 shares          $1,000
   Common stock $0.001 par value,
   authorized 50,000,000 shares
   issued and outstanding at
   October 31, 1997
      1,000,000 shares             $1,000

   Additional paid-in capital       4,000     $4,000    $4,000

   Deficit accumulated during
   development stage               (6,820)    (5,000)   (5,000)

    TOTAL STOCKHOLDER'S EQUITY    $(1,820)    $    0    $    0

    TOTAL LIABILITIES AND
    STOCKHOLDERS' EQUITY          $     0     $    0    $    0


           See accompanying notes to financial statements


                         EPL VENTURES CORP.
                   (Formerly Henry Winkler, Inc.)
                   (A Development Stage Company)

                      STATEMENT OF OPERATIONS


                         Jan. 1,    Jan. 1,    Jan. 1,    Aug. 7, 1986
                         to         to         to         (inception)
                         Oct. 31,   Dec. 31,   Dec., 31,  to Oct. 31,
                         1997       1996       1995       1997
INCOME:
   Revenue               $     0    $     0    $     0    $     0

   TOTAL INCOME          $     0    $     0    $     0    $     0

EXPENSES:

   General, Selling,
   and Administrative    $ 1,820    $     0    $     0    $ 6,820

      TOTAL EXPENSES     $ 1,820    $     0    $     0    $ 6,820

   NET PROFIT/LOSS       $(1,820)   $     0    $     0    $(6,820)


   NET PROFIT OR
   (LOSS) PER SHARE      $(.0018)   $     0    $     0    $(.0068)


   AVERAGE NUMBER OF
   SHARES OF COMMON
   STOCK OUTSTANDING   1,000,000  1,000,000  1,000,000   1,000,000


           See accompanying notes to financial statements


                         EPL VENTURES CORP.
                   (Formerly Henry Winkler, Inc.)
                   (A Development Stage Company)
                          October 31, 1997

                 STATEMENT OF STOCKHOLDERS' EQUITY

                                                          Deficit
                                                          accumulated
                                               Additional during
                            Common Stock       paid-in    development
                         Shares     Amount     Capital    stage

Balance,
December 31, 1994        20,000     $  1,000   $  4,000   $  (5,000)

Net loss year ended
December 31, 1995                                                 0

Balance,
December 31, 1995        10,000     $  1,000   $  4,000   $  (5,000)

Net loss year ended
December 31, 1996                                                 0

Balance,
December 31, 1996        10,000     $  1,000   $  4,000   $  (5,000)

On June 23, 1997,
changed from $0.10
par value to
$0.001 par value                      (1,990)     1,990

On June 23, 1997,
forward stock
split 100:1           1,990,000        1,990     (1,990)

Net loss Jan. 1,
1997 to Oct. 31,
1997                                                        (1,820)

Balance,
October 31, 1997      1,000,000     $  1,000   $  4,000   $ (6,820)


           See accompanying notes to financial statements


                         EPL VENTURES CORP.
                   (Formerly Henry Winkler, Inc.)
                   (A Development Stage Company)

                      STATEMENT OF CASH FLOWS

                         Jan. 1,    Jan. 1,    Jan. 1,    Aug. 7, 1986
                         to         to         to         (inception)
                         Oct. 31,   Dec. 31,   Dec., 31,  to Oct. 31,
                         1997       1996       1995       1997

Cash Flows from
Operating Activities
   Net Profit/(Loss)     $ (1,820)  $    0     $    0     $  (6,820)

Increase in
Accounts Payable            1,820                             1,820

Cash Flows from
Financing Activities
Issuance of common
stock                                                         5,000

Net increase in cash     $      0   $    0     $    0     $       0

Cash, beginning of
period                   $      0   $    0     $    0     $       0

Cash, end of period      $      0   $    0     $    0     $       0


           See accompanying notes to financial statements

                         EPL VENTURES CORP.
                   (Formerly Henry Winkler, Inc.)
                   (A Development Stage Company)
     October 31, 1997, December 31, 1996 and December 31, 1995

                   NOTES TO FINANCIAL STATEMENTS

  NOTE 1 - History and Organization of the Company

  The Company was organized August 7, 1986, under the laws of the State of Florida as Henry Winkler, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

  On August 14, 1986, the Company issued 10,000 shares of its
  $0.10 par value common stock for $5,000.

  Effective June 23, 1997, the Board of Directors approved a forward stock split of 100:1. Thus increasing the number of outstanding common stock shares from 10,000 common shares to 1,000,000 common shares.

  On June 23, 1997, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 10,000 common shares, $0.10 par value, to 50,000,000 common shares, $.001 par value.

  On October 21, 1997, the name of the Company was changed to EPL
  VENTURES CORP.

  NOTE 2 - Accounting Policies and Procedures

  The Company has not determined its accounting policies and procedures, except as follows:

             1.  The Company uses the accrual method of accounting.

             2. Earnings or loss per shares is calculated using the weighted average number of shares of common stock outstanding.

             3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

  NOTE 3 - Going Concern

  The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                         EPL VENTURES CORP.
                   (Formerly Henry Winkler, Inc.)
                   (A Development Stage Company)
     October 31, 1997, December 31, 1996 and December 31, 1995

               NOTES TO FINANCIAL STATEMENTS (CON'T)

  NOTE 4 - Related Party Transactions

  The Company neither owns or leases any real property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

  NOTE 5 - WARRANTS AND OPTIONS

  There are no warrants or options outstanding t issue any additional shares of common stock of the Company.

                              EPL VENTURES CORP.


                             FINANCIAL STATEMENTS
                        (A DEVELOPMENT STAGE COMPANY)


                                MARCH 31, 1999

                         INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Shareholders of EPL Ventures Corp.
(A Development Stage Company)


We have audited the balance sheets of EPL Ventures Corp. as at March 31, 1999 and October 31, 1998 and the statements of operations, changes in shareholders' equity and cash flows for the five month period ended March 31, 1999, the year ended October 31, 1998 and the period from incorporation on August 7, 1986 to March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EPL Ventures Corp. as at March 31, 1999 and October 31, 1998 and the results of its operations and its cash flows for the five month period ended March 31, 1999, the year ended October 31, 1998 and the period from incorporation on August 7, 1986 to March 31, 1999 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that EPL Ventures Corp. will continue as a going concern. As discussed in Note 2 to the financial statements, unless the Company attains future profitable operations and/or obtains additional financing, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The audited financial statements as at October 31, 1997 and for the ten month period ended October 31, 1997 were examined by another auditor who expressed an opinion without reservation on those statements in his report dated November 6, 1997.



                                         /s/   Davidson & Company

Vancouver, Canada                        Chartered Accountants


May 27, 1999

EPL VENTURES CORP.
(A Development Stage Company)
BALANCE SHEETS


                                                     March 31,                  October 31,
                                                         1999                         1998


ASSETS

CASH                                                $       -                  $       158

INVESTMENT (Note 4)                                   800,000                      800,000

DUE FROM INDUSTRIAL RUBBER INNOVATIONS INC.            58,500                            -

                                                     $858,500                     $800,158



LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

         Bank indebtedness                          $      23                     $      -
         Accounts payable and accrued liabilities     108,931                       80,424

                                                      108,954                       80,424



SHAREHOLDERS' EQUITY

         Capital stock
              Authorized
                   50,000,000 common shares
                   with a par value of $0.001

              Issued and outstanding
                   October 31, 1997 -
                   1,000,000 common shares with
                   a par value of $0.001

                   March 31, 1999 -
                   3,720,000 common shares with
                   a par value of $0.001              3,720                        3,720

         Share subscriptions received                58,500                            -
         Additional paid-in capital               1,071,280                    1,071,280
         Deficit accumulated during
              the development stage                (383,954)                    (355,266)

                                                    749,546                      719,734

                                                $   858,500                  $   800,158

 The accompanying notes are an integral part of these financial statements.

EPL VENTURES CORP.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

                         Incorporation
                           on August 7,             Five Month                          Ten Month
                                1986 to           Period Ended        Year Ended     Period Ended
                              March 31,              March 31,       October 31,      October 31,
                                   1999                   1999              1998             1997

EXPENSES
   Accounting and Legal fees     38,645                  1,431            37,214                -
   Administrative fees           19,000                      -            19,000                -
   Bank and interest charges      3,080                  1,279             1,801                -
   Consulting fees               59,842                 20,700            39,142                -
   Filing fees                      697                      -               697                -
   Foreign exchange               2,291                    (78)            2,369                -
   Office expenses               16,139                  3,158             6,161            1,820
   Travel and entertainment       7,010                  1,341             5,669                -
   Telephone                      7,250                    857             6,393                -

                               (153,954)               (28,688)         (118,446)          (1,820)

OTHER ITEM
   Write-down of investments
     (Note 4)                  (230,000)                    -           (230,000)               -

LOSS FOR THE PERIOD        $   (383,954)           $  (28,688)       $  (348,446)       $  (1,820)

LOSS PER SHARE                                     $    (0.01)       $     (0.14)       $ (0.0018)

WEIGHTED AVERAGE NUMBER OF SHARES
    OF COMMON STOCK OUTSTANDING                     3,720,000          2,501,849        1,000,000


  The accompanying notes are an integral part of these financial statments.

EPL VENTURES CORP.
(A Development Stage Company)
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                     Deficit
                                                                                                 Accumulated
                                                    Additional                                    During the
                               Common Stock            Paid-in     Share Subscriptions Received  Development
                          Shares        Amount         Capital           Shares       Amount           Stage     Total

Balance, December 31,
  1995                    10,000       $ 1,000        $ 4,000              -          $   -         $(5,000)         -

Loss for the year              -             -              -              -              -               -          -

Balance, December 31,
1996                      10,000         1,000          4,000              -              -          (5,000)         -

On June 23, 1997,
changed from $0.10
par value to $0.001
par value                      -          (990)           990              -             -               -           -

On June 23, 1997,
forward stock split
100:1                     990,000          990           (990)             -             -               -           -

Loss for the period             -            -              -              -             -          (1,820)     (1,820)

Balance, October 31,
1997                    1,000,000        1,000          4,000                                       (6,820)     (1,820)

Shares issued for cash  1,720,000        2,720      1,067,280              -             -               -   1,070,000

Loss for the year               -            -              -              -             -        (348,446)   (348,446)

Balance, October 31,
1998                    3,720,000        3,720      1,071,280              -             -        (355,266)    719,734

Loss for the period             -            -              -              -             -         (28,688)    (28,688)

Shares subscription
received (net of
issuance cost)                  -            -              -              -        58,500               -      58,500

Balance, March 31,
1999                    3,720,000      $ 3,720    $ 1,071,280              -     $  58,500       (383,954)     749,546


  The accompanying notes are an integral part of these financil statements.

EPL VENTURES CORP.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS


                                          Cumulative
                                        Amounts From
                                       Incorporation
                                        on August 7,              Five Month                                Ten Month
                                             1986 to            Period Ended           Year Ended        Period Ended
                                           March 31,               March 31,          October 31,         October 31,
                                                1999                    1999                 1998                1997


CASH FLOWS FROM OPERATING ACTIVITIES
  Loss for the period                   $   (383,954)           $    (28,688)        $  (348,446)         $   (1,820)
  Item not involving an outlay of
     cash:  Write-down of investments        230,000                       -             230,000                   -

  Increase in accounts payable               108,931                  28,507              78,604               1,820

  Net cash used in operating activities      (45,023)                   (181)            (39,842)                  -


CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock                 1,075,000                      -            1,070,000                   -


CASH FLOWS FROM INVESTING ACTIVITIES
  Investment                              (1,030,000)                     -           (1,030,000)                  -


Change in cash (bank indebtedness)
  for the period                                 (23)                  (181)                 158                   -

Cash (bank indebtedness),
  beginning of period                              -                    158                    -                   -

Cash (bank indebtedness)
  end of period                        $         (23)                   (23)                 158                   -

Supplemental disclosure with respect
  to cash flows

   Cash paid during the period
     for interest                                  -                      -                    -                   -

   Cash paid during the period
     for income taxes                              -                      -                    -                   -


  THERE WERE NO NON-CASH TRANSACTIONS FOR THE PERIODS ENDED MARCH 31, 1999,
                 OCTOBER 31, 1998 AND OCTOBER 31, 1997.

   The accompanying notes are an integral part of these financial statements.

EPL VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 1999


1.      HISTORY AND ORGANIZATION OF THE COMPANY

        The Company was organized August 7, 1986, under the laws of the State of Florida as Henry Winkler, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

        On August 14, 1986, the Company issued 10,000 shares of its $0.10 par value common stock for $5,000.

        On June 23, 1997, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 10,000 common shares, $0.10 par value, to 50,000,000 common shares, $0.001 par value.

        Effective June 23, 1997, the Board of Directors approved a forward stock split of 100:1. Thus increasing the number of common shares outstanding from 10,000 common shares to 1,000,000 common shares.

        On October 21, 1997, the name of the Company was changed to EPL Ventures Corp.

2.      GOING CONCERN

        The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.
        It is management's plan to seek additional capital through a merger with an existing operating company.

                                                      March 31,                    October 31,
                                                           1999                           1998

Deficit accumulated during the development stage  $   (383,954)                   $   (355,266)
Working capital deficiency                            (108,954)                        (80,266)



3.    SIGNIFICANT ACCOUNTING POLICIES

      INVESTMENTS

      In May 1993, the Financial Accounting Standards Board issued Statement No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities, which is effective for years beginning after December 15, 1993. Under SFAS 115, the Company's investments are classified into available-for-sale or trading securities categories stated at their fair values. The fair market value of securities is determined through published market value quotations, obtained for the day of the valuation. Any unrealized holding gains or losses are to be reported as a separate component of shareholder's equity until realized for available-for-sale securities,and included in earnings for trading securities.

      ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

      In June 1998, the Financial Accounting standards Board issued
      Statements of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities"("SFAS 133") which establishes accounting an reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

EPL VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 1999


3.     SIGNIFICANT ACCOUNTING POLICIES (cont'd ..)

       REPORTING ON COSTS OF START-UP ACTIVITIES

       In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company has not yet determined the effect that the adoption of this statement will have on its financial statements.

       LOSS PER SHARE

       Loss per share is based on the weighted average number of common shares outstanding during the period.

       COMPARATIVE FIGURES

       Certain comparative figures have been adjusted to conform to the current year's presentation.

4.     INVESTMENTS

       During the year, the Company invested $850,000 in common shares of Savant Biomedical Inc. ("Savant"). In addition, the Company holds a note from Savant in the amount of $180,000. During the year, the Company wrote-down its investment by the amount of $230,000 due to a permanent decline in its market value, the amount of which has been included in the statement of operations.

5.     SUBSEQUENT EVENTS

       a) The Company issued 13,500,000 common shares in connection with a private placement offering at a price of $0.04 per common share, for proceeds totaling $540,000.

       b) Effective April 26, 1999 the Company acquired all of the issued and outstanding share capital of Industrial Rubber Innovations, Inc. ("IRI"). As consideration, the Company issued 3,800,000 common shares of the Company. Immediately prior to the acquisition, the Company implemented a five for one reverse stock split, resulting in a total of 3,444,000 common shares outstanding. Post-acquisition number of shares outstanding totaled 7,244,000 common shares. As part of the acquisition agreement, the Company also issued warrants to acquire 2,000,000 common shares of the Company to the IRI shareholders.


             Legally, the Company is the parent of IRI. However,as a result of the share exchange described above, control of the combined companies passed to the former shareholders of IRI. This type of share exchange, referred to as a "reverse acquisition", deems IRI to be the acquiror for accounting purposes. Accordingly, the net assets of the IRI will be included in the balance sheet at book values and the deemed acquisition of the Company will be accounted for by the purchase method with the net assets of the Company recorded at fair market value at the date of acquisition.

             At April 26, 1999, the Company was inactive with a thin market for its shares,making it impossible to estimate the actual market value of the 3,800,000 common shares. Therefore, the cost of the acquisition will be determined by the fair value of the Company's net assets.

EPL VENTURES CORP.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 1999




5.           SUBSEQUENT EVENTS (cont'd ..)

             c) The Company changed its name to Industrial Rubber Innovations, Inc.

             d) The Company entered into five two-year Employment Agreements with directors and an officer of the Company. Each director and officer will be paid an annual salary of $60,000.
                     These agreements may be terminated by either party after the first year and would be subject to one year's compensation as severance.

                               EPL VENTURES CORP.
                              (HENRY WINKLER, INC.)
                          (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                              --------------------
                                October 31, 1997
                                December 31, 1996
                                December 31, 1995

                                TABLE OF CONTENTS
                                -----------------




INDEPENDENT  AUDITORS'  REPORT                     1

BALANCE  SHEET                                     2

STATEMENT  OF  OPERATIONS                          3

STATEMENT  OF  STOCKHOLDERS'  EQUITY               4

STATEMENT  OF  CASH  FLOWS                         5

NOTES  TO  FINANCIAL  STATEMENTS                   6-7

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582  Tulita  Drive                              Office  (702)  361-8414
Las  Vegas,  Nevada  89123                         Fax  No.  (702)  896-0278

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

Board  of  Directors                              November  6,  1997
EPL  VENTURES  CORP.
Miami,  Florida

     I have audited the Balance Sheets of EPL VENTURES CORP., (formerly Henry Winkler, Inc.), (A Development Stage Company), as of October 31, 1997, December 31, 1996, and December 31, 1995, and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period January 1, 1997, thru October 31, 1997, and the two years ended December 31, 1996, and December 31, 1995. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.
     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EPL VENTURES CORP., (formerly Henry Winkler, Inc), (A Development Stage Company) as of October 31, 1997, December 31, 1996, and December 31, 1995, and the results of its operations and its cash flows for the period January 1, 1997 thru October 31, 1997, and the two years ended December 31, 1996, and December 31, 1995, in conformity with generally accepted accounting principles.
     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/   Barry  L.  Friedman
Barry  L.  Friedman
Certified  Public  Accountant



                               EPL VENTURES CORP.
                         (Formerly Henry Winkler, Inc.)
                          (A Development Stage Company)

                                  BALANCE SHEET
                                  -------------

                                     ASSETS
                                     ------

                                        October   December  December
                                        31, 1997  31, 1996  31, 1995
                                        -------   --------  ---------



CURRENT ASSETS:
    Cash                                $     0   $     0   $     0
                                        --------  --------  --------

        TOTAL CURRENT ASSETS            $     0   $     0   $     0
                                        --------  --------  --------

OTHER ASSETS:                           $     0   $     0   $     0
                                        --------  --------  --------
   Other Assets                         $     0   $     0   $     0
                                        --------  --------  --------

  TOTAL OTHER ASSETS                    $     0   $     0   $     0
                                        --------  --------  --------

   TOTAL ASSETS                         $     0   $     0   $     0
                                        --------  --------  --------

LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------

CURRENT LIABILITIES:
   Accounts Payable                     $ 1,820   $     0   $     0
                                        --------  --------  --------

      TOTAL CURRENT LIABILITIES          (6,820)   (5,000)   (5,000)

STOCKHOLDERS' EQUITY:
   Common stock, $0.10 per value,
   authorized 10,000 shares: issued
   and outstanding at
   December 31, 1995 - 10,000 shares                        $ 1,000
   December 31, 1996 - 10,000 shares               $ 1,000
   Common stock $0.001 par value,
   authorized 50,000,000 shares
   issued and outstanding at
   October 31, 1997 - 1,000,000 shares  $ 1,000

   Additional paid-in capital             4,000   $ 4,000   $ 4,000

   Deficit accumulated during
   development stage                     (6,820)   (5,000)   (5,000)

      TOTAL STOCKHOLDER'S EQUITY        $(1,820)  $     0   $     0
                                        --------  --------  --------

   TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                 $     0   $     0   $     0
                                        --------  --------  --------


                 See accompanying notes to financial statements



                               EPL VENTURES CORP.
                         (Formerly Henry Winkler, Inc.)
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                             -----------------------

                       Jan. 1,      Jan. 1,     Jan.1,      Aug. 7, 1986
                       to           to          to          (inception)
                       Oct. 31,     Dec. 31,    Dec., 31,   to Oct. 31,
                       1997         1996        1995        1997
                       ----         ----        ----        ----

INCOME:
   Revenue             $        0   $        0  $        0  $        0
                       -----------  ----------  ----------  -----------

   TOTAL INCOME        $        0   $        0  $        0  $        0
                       -----------  ----------  ----------  -----------

EXPENSES:

   General, Selling,
   and Administrative  $    1,820   $        0  $        0  $    6,820
                       -----------  ----------  ----------  -----------

      TOTAL EXPENSES   $    1,820   $        0  $        0  $    6,820
                       -----------  ----------  ----------  -----------

   NET PROFIT/LOSS     $   (1,820)  $        0  $        0  $   (6,820)
                       -----------  ----------  ----------  -----------


   NET PROFIT OR
   (LOSS) PER SHARE    $   (.0018)  $        0  $        0  $   (.0068)
                       -----------  ----------  ----------  -----------


   AVERAGE NUMBER OF
   SHARES OF COMMON
   STOCK OUTSTANDING    1,000,000    1,000,000   1,000,000   1,000,000
                       -----------  ----------  ----------  -----------




                 See accompanying notes to financial statements



                               EPL VENTURES CORP.
                         (Formerly Henry Winkler, Inc.)
                          (A Development Stage Company)
                                October 31, 1997

                        STATEMENT OF STOCKHOLDERS' EQUITY
                        ---------------------------------

                                                       Deficit
                                                       accumulated
                                            Additional during
                         Common  Stock      paid-in    development
                      Shares      Amount    Capital    stage
                      ------      ------    -------    -------------
Balance,
December 31, 1994        20,000   $ 1,000   $ 4,000   $(5,000)

Net loss year ended
December 31, 1995                                           0

Balance,
December 31, 1995        10,000   $ 1,000   $ 4,000   $(5,000)

Net loss year ended
December 31, 1996                                           0

Balance,
December 31, 1996        10,000   $ 1,000   $ 4,000   $(5,000)

On June 23, 1997,
changed from $0.10
par value to
0.001 par value                    (1,990)    1,990

On June 23, 1997,
forward stock
split 100:1           1,990,000     1,990    (1,990)

Net loss Jan. 1,
1997 to Oct. 31,
1997                                                  (1,820)

Balance,
October 31, 1997      1,000,000   $ 1,000   $ 4,000   $(6,820)
                      ----------  --------  --------  --------




                 See accompanying notes to financial statements



                               EPL VENTURES CORP.
                         (Formerly Henry Winkler, Inc.)
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                             -----------------------



                       Jan. 1,     Jan. 1,    Jan. 1,     Aug. 7, 1986
                       to          to         to          (inception)
                       Oct. 31,    Dec. 31,   Dec., 31,   to Oct. 31,
                       1997        1996       1995        1997
                       ----------  ---------  ----------  -----------

Cash Flows from
Operating Activities
   Net Profit/(Loss)   $  (1,820)  $       0  $        0  $   (6,820)

Increase in
Accounts Payable           1,820                               1,820

Cash Flows from
Financing Activities
Issuance of common
stock                                                          5,000


Net increase in cash   $       0   $       0  $        0  $        0

Cash, beginning of
period                 $       0   $       0  $        0  $        0
                       ----------  ---------  ----------  -----------

Cash, end of period    $       0   $       0  $        0  $        0
                       ----------  ---------  ----------  -----------




                 See accompanying notes to financial statements

                               EPL VENTURES CORP.
                         (Formerly Henry Winkler, Inc.)
                          (A Development Stage Company)
            October 31, 1997, December 31, 1996 and December 31, 1995

                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

NOTE  1  -  History  and  Organization  of  the  Company

The Company was organized August 7, 1986, under the laws of the State of Florida as Henry Winkler, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

On August 14, 1986, the Company issued 10,000 shares of its $0.10 par value common stock for $5,000.

Effective June 23, 1997, the Board of Directors approved a forward stock split of 100:1. Thus increasing the number of outstanding common stock shares from 10,000 common shares to 1,000,000 common shares.

On June 23, 1997, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 10,000 common shares, $0.10 par value, to 50,000,000 common shares, $.001 par value.

On  October  21, 1997, the name of the Company was changed to EPL VENTURES CORP.

NOTE  2  -  Accounting  Policies  and  Procedures

The Company has not determined its accounting policies and procedures, except as follows:

     1.  The  Company  uses  the  accrual  method  of  accounting.

     2. Earnings or loss per shares is calculated using the weighted average number of shares of common stock outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

NOTE  3  -  Going  Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                               EPL VENTURES CORP.
                         (Formerly Henry Winkler, Inc.)
                          (A Development Stage Company)
            October 31, 1997, December 31, 1996 and December 31, 1995

                      NOTES TO FINANCIAL STATEMENTS (CON'T)
                      -------------------------------------

NOTE  4  -  Related  Party  Transactions

The Company neither owns or leases any real property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE  5  -  WARRANTS  AND  OPTIONS

There are no warrants or options outstanding t issue any additional shares of common stock of the Company.

                       INDUSTRIAL RUBBER INNOVATIONS, INC.
                          (FORMERLY EPL VENTURES CORP.)
                          (A DEVELOPMENT STAGE COMPANY)


                        CONSOLIDATED FINANCIAL STATEMENTS
                            (PREPARED BY MANAGEMENT)


                          PERIOD FROM INCORPORATION ON
                       NOVEMBER 19, 1998 TO JULY 31, 1999


INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
(A  Development  Stage  Company)
CONSOLIDATED  BALANCE  SHEET
(Prepared  by  Management)
AS  AT  JULY  31,  1999

         ASSETS

         CURRENT
            Cash                                               $   38,548
            Accounts receivable                                    53,730
            Inventory                                             137,571
            Prepaid expenses                                       17,000
                                                               -----------
            Total current assets                                  246,849

         CAPITAL ASSETS (Note 5)                                  118,466
         INVESTMENTS (Note 6)                                     730,683
                                                               -----------
         TOTAL ASSETS                                          $1,095,998


         LIABILITIES AND STOCKHOLDERS' EQUITY

         CURRENT
            Accounts payable and accrued liabilities           $   89,166
            Loan from shareholder                                  30,000
            Loan payable                                          108,946
                                                               -----------
            Total current liabilities                             228,112
                                                               -----------

         STOCKHOLDERS' EQUITY
            Capital stock (Note 10)
            Authorized
               50,000,000  common shares with a par value of $0.001
                5,000,000  preferred shares with a par value of $0.001
            Issued and outstanding
                7,274,000 common shares with a
                par value of $0.001                                 7,278
            Additional paid in capital                          1,227,962
            Deficit accumulated during the development stage     (367,354)
                                                               -----------
                                                                  867,886
                                                                ----------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $1,095,998


COMMITMENTS  (Note  12)
SUBSEQUENT  EVENTS  (Note  13)
ON  BEHALF  OF  THE  BOARD:
===========================

________________________     Director

    The accompanying notes are an integral part of these consolidated financial statements.


INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
(A  Development  Stage  Company)
CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(Prepared  by  Management)


                                                                             Period from
                                                                           Incorporation
                                                                                      on
                                                              Three Month   November 19,
                                                             Period Ended        1998 to
                                                                 July 31,       July 31,
                                                                     1999           1999



SALES                                                           $   29,090   $   34,470

COST OF GOODS SOLD                                                 (21,238)     (23,703)
                                                                -----------  -----------
                                                                     7,852       10,767

OPERATING EXPENSES
 Accounting and legal fees                                         133,593      148,174
 Amortization                                                        5,830       17,489
 Automobile expenses                                                 6,919       12,045
 Bank charges                                                          566        1,152
 Consulting fees                                                    31,540       31,540
 Insurance                                                          13,487       13,852
 Management fees                                                    30,000       65,050
 Office expenses                                                    17,386       21,326
 Product packaging                                                  10,321       10,321
 Rent                                                                  675        6,216
 Supplies                                                           11,524       11,524
 Telephone and utilities                                             6,090       12,948
 Testing mold                                                        6,989       11,089
 Travel and entertainment                                           25,349       52,895
                                                                -----------  -----------
                                                                   300,269      415,621
                                                                -----------  -----------
LOSS BEFORE EXTRAORDINARY ITEM                                    (292,417)    (404,854)
                                                                -----------  -----------
EXTRAORDINARY ITEM
 Gain on settlement of debt (Note 7)                                37,500       37,500
                                                                -----------  -----------
LOSS FOR THE PERIOD                                             $ (254,917)  $ (367,354)

BASIC LOSS PER SHARE BEFORE EXTRAORDINARY ITEM                  $    (0.04)  $    (0.11)

EXTRAORDINARY ITEM                                                    0.01         0.01
                                                                -----------  -----------
BASIC AND DILUTED LOSS PER SHARE                                $    (0.03)  $    (0.10)

WEIGHTED AVERAGE NUMBER OF SHARES OF COMMON STOCK OUTSTANDING    7,266,258    3,394,748


    The accompanying notes are an integral part of these consolidated financial statements.


INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
(A  Development  Stage  Company)
CONSOLIDATED  STATEMENT  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY
(Prepared  by  Management)


                                                                                   Deficit
                                                                               Accumulated
                                                                 Additional     During the             Total
                                              Common Stock          Paid-in    Development     Stockholders'
                                           Shares         Amount    Capital          Stage           Equity


Balance, October 31, 1998                            -   $      -  $            -   $       -   $        -

Capital stock issued
 for cash                                        3,800          4               -           -            4

Capital stock of  Industrial Rubber
 Innovations Inc. (Nevada)                      (3,800)         -               -           -            -

Capital stock of  Industrial Rubber
 Innovations Inc.
 April 25, 1999                              3,444,000      3,444       1,611,556           -    1,615,000

Deficit of Industrial Rubber
 Innovations Inc.                                    -          -        (417,354)          -     (417,354)

Capital stock issued pursuant to the
 acquisition of Industrial Rubber
 Innovations Inc. (Nevada) (Note 8)          3,800,000      3,800          (3,800)          -            -

Capital stock issued for legal services         30,000         30          37,560           -       37,590

Loss for the period                                  -          -               -    (367,354)    (367,354)
                                          -------------  --------  ---------------  ----------  -----------
Balance, July 31, 1999                       7,274,000   $  7,278  $    1,227,962   $(367,354)  $  867,886


    The accompanying notes are an integral part of these consolidated financial statements.


INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
(A  Development  Stage  Company)
CONSOLIDATED  STATEMENT  OF  CASH  FLOWS
(Prepared  by  Management)
PERIOD  FROM  INCORPORATION  ON  NOVEMBER  19,  1998  TO  JULY  31,  1999


CASH FLOWS FROM OPERATING ACTIVITIES
 Loss for the period                            $(367,354)
 Items not involving an outlay of cash:
   Amortization                                    17,489
   Issuance of common stock for legal services     37,590

 Changes in non-cash working capital items:
   Increase in accounts receivable                (53,730)
   Increase in inventory                         (137,571)
   Increase in prepaid expenses                   (17,000)
   Increase in accounts payable                    76,204
   Increase in loan to shareholder                 30,000
   Increase in loan payable                        75,480
                                                ----------
 Net cash used in operating activities           (338,892)
                                                ----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of common stock                               4
 Loan proceeds                                    441,000
                                                ----------
 Net cash provided by financing activities        441,004
                                                ----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of capital assets                      (135,955)
 Proceeds from sale of investment                  69,317
 Acquisition of cash on purchase of subsidiary      3,074
                                                ----------
 Net cash used in investing activities            (63,564)
                                                ----------

CHANGE IN CASH FOR THE PERIOD                      38,548

CASH, BEGINNING OF PERIOD                               -
                                                ----------

CASH, END OF PERIOD                             $  38,548


SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS  (Note  11)

    The accompanying notes are an integral part of these consolidated financial statements.

INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
(A  Development  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Prepared  by  Management)
JULY  31,  1999


1.     HISTORY  AND  ORGANIZATION  OF  THE  COMPANY

     The Company was organized on August 7, 1986, under the laws of the State of Florida as Henry Winkler, Inc.

     On October 21, 1997, the name of the Company was changed to EPL Ventures Corp.

     Effective April 26, 1999, the Company acquired all of the issued and outstanding common stock of Industrial Rubber Innovations, Inc. ("IRI (Nevada)"). IRI (Nevada) was organized on November 19, 1998, under the laws of the State of Nevada, and is in the business of selling specialty synthetic rubber mold products.

     Concurrent with this acquisition, the Company changed its name to Industrial Rubber Innovations, Inc. ("IRI").

     In the opinion of management, the accompanying consolidated financial statements contain all adjustments necessary (consisting only of normal recurring accruals) to present fairly the financial information contained therein. These statements do not include all disclosures required by generally accepted accounting principles. The results of operations for the period ended July 31, 1999 are not necessarily indicative of the results to be expected for the year ending October 31, 1999.

2.     BASIS  OF  PRESENTATION

     As the new shareholders of IRI hold approximately 52% of the outstanding shares of the Company after the combination, the business combination of the two companies has been accounted for as a capital transaction accompanied by a recapitalization of IRI (Nevada). Application of the recapitalization results in the following:

     a) Consolidated financial statements for the combined entity issued for July 31, 1999 are issued under the name of the legal parent, IRI, but are considered a continuation of the financial statements of the legal subsidiary, IRI (Nevada). Earnings from operations of IRI (legal parent) will be recorded in the consolidated financial statements commencing April 26, 1999.

     b) As IRI (Nevada) is deemed to be the acquiror for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values in the accounts of the Company.

     c) The net assets of IRI are deemed to be acquired by IRI (Nevada) at their fair value on the date of acquisition (Note 8).

     d) The number of shares issued and outstanding at July 31, 1999 are those of IRI.

INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
(A  Development  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Prepared  by  Management)
JULY  31,  1999


3.     GOING  CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has minimal sources of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

                                                                  July  31,
                                                                       1999
                                                                      =====
Deficit  accumulated  during  the  development  stage          $  (367,354)
Working  capital                                                    18,737


4.     SIGNIFICANT  ACCOUNTING  POLICIES

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     PRINCIPLES  OF  CONSOLIDATION

     The consolidated financial statements include Industrial Rubber Innovations, Inc. (Nevada), which was incorporated on November 19, 1998, and Industrial Rubber Innovations, Inc. All significant intercompany balances and transactions have been eliminated upon consolidation.

     CASH  AND  CASH  EQUIVALENTS

     The Company considers all investments with a maturity of three months or less to be cash equivalents.

     LOSS  PER  SHARE

     Loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share". Due to the Company's simple capital structure, with only common stock outstanding, only basic loss per share is presented. Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.

     INVENTORY

     Inventory  is  valued  at  the  lower  of  cost  and  net realizable value.

INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
(A  Development  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Prepared  by  Management)
JULY  31,  1999

4.     SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd  )

     CAPITAL  ASSETS

     Capital assets are recorded at cost. Amortization is provided over the estimated useful life of the asset using the following methods:

   Molds  and  dies                    5  year  straight-line
   Computer  equipment                 5  year  straight-line
   Machinery  and  equipment          10  year  straight-line

     INVESTMENTS

     Under Statement of Financial Accounting Standards No. 115 ("SFAS 115"), Accounting for Certain Investments in Debt and Equity Securities, the Company's investments are classified into available-for-sale or trading securities categories stated at their fair values. The fair market value of marketable equity securities is determined through published market value quotations, obtained for the day of the valuation. Any unrealized holdings gains or losses are to be reported as a separate component of shareholders' equity until realized for available-for-sale securities, and included in earnings for trading securities. All of the Company's equity securities at July 31, 1999 were classified as available-for-sale securities.

     REVENUE  RECOGNITION

     Revenue is derived from the sales of speciality synthetic rubber molded products and compounds. Revenue from sales is recognized when the goods are shipped and collectibility is reasonably assured.

     INCOME  TAXES

     Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryforwards. Deferred tax expenses (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

     STOCK-BASED  COMPENSATION

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock. As the Company does not currently have any stock options outstanding, there is no impact on the financial statements.

INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
(A  Development  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Prepared  by  Management)
JULY  31,  1999


4.     SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd  )

     COMPREHENSIVE  INCOME

     In 1998, the Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. The adoption of SFAS 130 had no impact on total stockholders' equity as of July 31, 1999.

     ACCOUNTING  FOR  DERIVATIVE  INSTRUMENTS  AND  HEDGING  ACTIVITIES

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     REPORTING  ON  COSTS  OF  START-UP  ACTIVITIES

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The Company adopted SOP 98-5 during the current period.


5.     CAPITAL  ASSETS

                                    Accumulated   Net Book
                         Cost      Amortization   Value

Molds and dies           $ 90,765  $      13,615  $ 77,150
Computer equipment          6,471            970     5,501
Machinery and equipment    38,719          2,904    35,815
                         --------  -------------  --------
                         $135,955  $      17,489  $118,466

6.     INVESTMENT

     Investment consists of 850,000 common shares valued at $620,000 of a private company as well as a note receivable from the private company in the amount of $180,000. The Company has accounted for its investment in these shares as an available for sale security.

INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
(A  Development  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Prepared  by  Management)
JULY  31,  1999


7.     LOAN  PAYABLE

     The Company entered into a Loan Agreement dated January 18, 1999, whereby the Company is obligated to pay $37,500 plus interest at a rate of 20% per annum by May 19, 1999.

     During the period, the loan was settled by the issuance of 300,000 warrants entitling the holder to acquire 300,000 shares of common stock of the Company at a price of $0.75 per share.

     In addition, a shareholder of the Company gave 100,000 free trading shares to the creditor as part of the settlement. As a result, a gain on settlement of debt in the amount of $37,500 was recognized during the period.

8.     BUSINESS  COMBINATION

     On April 26, 1999, IRI acquired all of the issued and outstanding share capital of IRI (Nevada). As consideration, IRI issued 3,800,000 common shares and 2,000,000 warrants. Legally, IRI is the parent of IRI (Nevada). However, as a result of the share exchange described above, control of the combined companies passed to the new shareholders of IRI. This type of share exchange, has been accounted for as a capital transaction accompanied by a recapitalization of IRI rather than a business combination. Accordingly, the net assets of IRI (Nevada) are included in the balance sheet at book values, with the net assets of IRI recorded at fair market value at the date of acquisition. The revenues and expenses and assets and liabilities reflected in the financial statements prior to the date of acquisition are those of IRI (Nevada). Revenue and expenses or assets and liabilities incurred subsequent to the date of acquisition include the amounts of IRI.

     The cost of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used.

     At April 26, 1999, IRI was inactive with a thin market for its shares, making it impossible to estimate the actual market value of the 3,800,000 common shares. In addition, the Company has not assigned a value to the warrants issued, due to the going concern rights associated with investing in a development stage company and risks associated with restricted securities. Therefore, the cost of the acquisition, $1,197,646, has been determined by the fair value of IRI's net assets.

     The  total  purchase  price  of  $1,197,646  was  allocated  as  follows:

          Cash                                             $  3,074
          Investment                                        800,000
          Loan  receivable                                  441,000
          Accounts  payable  and  accrued  liabilities      (46,428)
                                                           --------
                                                       $  1,197,646
                                                       ============

INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
(A  Development  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Prepared  by  Management)
JULY  31,  1999


9.     WARRANTS

     The  Company  has  outstanding:

     i) 2,000,000 warrants entitling the holder to acquire common shares of the Company ("Warrants"). One half of the Warrants shall be exercisable for a period of 24 months at an exercise price of $0.50 per share and the balance shall be exercisable for a period of 24 months at an exercise price of $0.75 per share.

     ii) 300,000 warrants enabling the holder to acquire common shares of the Company at a price of $0.75 per share until May 21, 2000.

10.     CAPITAL  STOCK

     During the period ended July 31, 1999, the Company issued 3,800,000 common shares to acquire IRI (Nevada) (Note 8).

11.     SUPPLEMENTAL  DISCLOSURE  WITH  RESPECT  TO  CASH  FLOWS


                                                            July 31,
                                                                1999

  Cash paid during the period for interest                    $  -
  Cash paid during the period for income taxes                   -

     The following non-cash transactions occurred during the period from incorporation on November 19, 1998 to July 31, 1999:

     i) The Company issued 3,800,000 shares of common stock of the Company at a deemed value of $1,197,646 to acquire 100% of the outstanding shares of Industrial Rubber Innovations, Inc. (Nevada).

     ii) The Company issued 30,000 shares of common stock at a deemed value of $37,590 for legal services.

12.     COMMITMENTS

a) The Company entered into five two-year Employment Agreements with directors and an officer of the Company. Each director and officer will be paid an annual salary of $60,000. These agreements may be terminated by either party after the first year and would be subject to one year's compensation as severance.

b) The Company entered into a five-year lease agreement dated June 3, 1999 beginning September 1, 1999, whereby the Company has minimum lease payments as follows:

     2000     $  102,000
     2001        105,300
     2002        108,456
     2003        111,708
     2004        115,068

INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
(A  Development  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Prepared  by  Management)
JULY  31,  1999


13.     SUBSEQUENT  EVENTS

     The  following  events  occurred  subsequent  to  the  period  end:

     i) In September 1999, the Company issued 256,227 common shares pursuant to a private placement agreement, restricted in accordance to Rule 144, in exchange for total proceeds of $180,482.

     ii) In October 1999, the Company issued 70,000 common shares, restricted in accordance to Rule 144, as part of the settlement of a dispute.

                       INDUSTRIAL RUBBER INNOVATIONS, INC.
                          (FORMERLY EPL VENTURES CORP.)
                                       AND
                  INDUSTRIAL RUBBER INNOVATIONS, INC. (NEVADA)


                   PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)


                                  JULY 31, 1999

                       INDUSTRIAL RUBBER INNOVATIONS, INC.
                          (FORMERLY EPL VENTURES CORP.)
                                       AND
                  INDUSTRIAL RUBBER INNOVATIONS, INC. (NEVADA)

                   PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS



The following unaudited pro-forma consolidated statement of operations for the nine month period ended July 31, 1999 (the "Pro-forma Financial Statements") of Industrial Rubber Innovations, Inc. (formerly EPL Ventures Corp.) (the "Company") give effect to the following transaction as of the beginning of the period indicated for purposes of the statements of operations:

     i) the acquisition by the Company of 100% of the outstanding capital stock of Industrial Rubber Innovations, Inc. (Nevada) on April 26, 1999 through the issuance of 3,800,000 common shares and 2,000,000 share purchase warrants.

     ii) as the new shareholders of IRI hold approximately 52% of the outstanding shares of the Company after the combination, the business combination of the two companies has been accounted for as a capital transaction accompanied by a recapitalization of IRI (Nevada).

Pro-forma adjustments to the statements of operations reflect adjustments only for dates prior to the date a transaction was consummated.

The Pro-forma Financial Statements have been prepared by the Company based upon the financial statements of the Company and Industrial Rubber Innovations, Inc. (Nevada). The Pro-forma Financial Statements give effect to the acquisition as a capital transaction accompanied by a recapitalization of Industrial Rubber Innovations, Inc. (Nevada) and to certain assumptions and adjustments described more fully in the accompanying notes. These Pro-forma Financial Statements may not be indicative of the results that actually would have occurred if the transactions had been completed on the dates indicated or of the results which may be obtained in the future. The Pro-forma Financial Statements should be read in conjunction with the financial statements and notes thereto of the Company and Industrial Rubber Innovations, Inc. (Nevada) included elsewhere in this Form 10-SB.



INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
PRO-FORMA  CONSOLIDATED  STATEMENT  OF  OPERATIONS


                                                            INDUSTRIAL
                                                                RUBBER
                                                           INNOVATIONS,
                                                                   INC.
                                               INDUSTRIAL      (NEVADA)
                                                   RUBBER   Period from
                                             INNOVATIONS, Incorporation
                                                     INC.           on
                                               Nine Month  November 19,
                                             Period Ended      1998 to
                                                 July 31,     July 31,        Pro-forma
                                                     1999         1999     Consolidated
                                                -----------  ----------  --------------

SALES                                           $        -   $  34,471   $      34,471

COST OF GOODS SOLD                                       -     (23,703)        (23,703)
                                                -----------  ----------  --------------
                                                         -      10,768          10,768
                                                -----------  ----------  --------------

OPERATING EXPENSES
 Accounting and legal fees                         117,076      45,740         162,816
 Amortization                                            -      17,489          17,489
 Automobile                                              -      12,045          12,045
 Bank charges                                          405         871           1,276
 Consulting fees                                    37,200      31,540          68,740
 Insurance                                               -      13,852          13,852
 Management fees                                         -      65,050          65,050
 Office                                              8,436      12,023          20,459
 Product packaging                                       -      10,321          10,321
 Rent                                                    -       6,216           6,216
 Supplies                                                -      11,524          11,524
 Travel and entertainment                            1,342      48,395          49,737
 Telephone and utilities                               858      12,948          13,806
 Testing mould                                           -      11,089          11,089
                                                -----------  ----------  --------------
                                                  (165,317)   (299,103)       (464,420)
                                                -----------  ----------  --------------

OTHER ITEMS
 Miscellaneous income                                   77          15              92
 Interest expense                                   (1,155)          -          (1,155)
                                                -----------  ----------  --------------
                                                    (1,078)         15          (1,063)
                                                -----------  ----------  --------------

LOSS BEFORE EXTRAORDINARY ITEM                    (166,395)   (288,320)       (454,715)

EXTRAORDINARY ITEM
 Gain on settlement of debt                              -      37,500          37,500
                                                -----------  ----------  --------------
LOSS FOR THE PERIOD                             $ (166,395)  $(250,820)  $    (417,215)

BASIC LOSS PER SHARE BEFORE EXTRAORDINARY ITEM  $    (0.02)  $   (0.04)  $       (0.06)

EXTRAORDINARY ITEM                                       -        0.01            0.01
                                                -----------  ----------  --------------
BASIC AND DILUTED LOSS PER SHARE                $    (0.02)  $   (0.03)  $       (0.05)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING    7,274,000


          See notes to the pro-forma consolidated financial statements.

INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
NOTES  TO  THE  PRO-FORMA  CONSOLIDATED  FINANCIAL  STATEMENTS
JULY  31,  1999


1.     BASIS  OF  PRESENTATION

     BUSINESS COMBINATION OF INDUSTRIAL RUBBER INNOVATIONS, INC. ("IRI") AND INDUSTRIAL RUBBER INNOVATIONS, INC. (NEVADA) ("IRI NEVADA")

     Effective April 26, 1999, a business combination occurred between IRI and IRI (Nevada), whereby IRI legally acquired IRI (Nevada) as a wholly-owned subsidiary and continues to operate under the name of Industrial Rubber Innovations, Inc. The terms of the combination provided that the common shares of IRI (Nevada) were exchanged for an aggregate of 3,800,000 common shares of IRI as well as 2,000,000 share purchase warrants.

     ACCOUNTING  FOR  THE  BUSINESS  COMBINATION

     As new shareholders of IRI hold approximately 52% of the outstanding shares of IRI after the combination, the business combination of the two companies is to be accounted for as a capital transaction accompanied by a recapitalization of IRI (Nevada).

     Application  of  the  recapitalization  results  in  the  following:

     i) Consolidated financial statements for the combined entity issued with a financial statement date after April 26, 1999 will be issued under the name of the legal parent IRI but are considered a continuation of the financial statements of the legal subsidiary IRI (Nevada). Earnings from the operations of IRI (legal parent) will be recorded in the Company's financial statements commencing April 26, 1999;

     ii) As IRI (Nevada) is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values;

     iii) The number of shares issued and outstanding at July 31, 1997 are those of IRI; and

     iv) Control of the net assets and operations of IRI is deemed to be acquired by IRI (Nevada) with an ascribed purchase price of $1,197,646.

     The accounting for the business combination on this basis can be summarized as follows:

     Deemed  consideration                       $  1,197,646
                                                 ============

     Assigned  value  of  net  assets  of  EPL:
         Cash                                             $  3,074
         Investment                                        800,000
         Loan                                              441,000
         Accounts  payable  and  accrued  liabilities      (46,428)
                                                          --------
                                                      $  1,197,646
                                                      ============

     The cost of an acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In such a case, the fair value of the net assets acquired is used.

     At April 26, 1999, IRI was inactive with a thin market for its shares, making it impossible to estimate the actual market value of the 3,800,000 common shares. In addition, the Company has not assigned a value to the warrants issued, due to the going concern rights associated with investing in a development stage company and risks associated with restricted securities. Therefore, the cost of the acquisition, $1,197,646, has been determined by the fair value of IRI's net assets.

INDUSTRIAL  RUBBER  INNOVATIONS,  INC.
(formerly  EPL  Ventures  Corp.)
NOTES  TO  THE  PRO-FORMA  CONSOLIDATED  FINANCIAL  STATEMENTS
JULY  31,  1999


2.     PRO-FORMA  FINANCIAL  INFORMATION

Management has prepared and provided certain pro-forma interim consolidated financial information to assist readers to understand the nature and effect of the combination of IRI and IRI (Nevada) on a capital transaction accompanied by a recapitalization of IRI (Nevada).

     The pro-forma financial information is unaudited and has been prepared from the unaudited interim financial statements of IRI and IRI (Nevada) for the nine month period ended July 31, 1999.

     PRO-FORMA  STATEMENT  OF  OPERATIONS  AND  EARNINGS  PER  SHARE:

     The pro-forma consolidated statement of operations reflect a simple combination of the results of operations of IRI and IRI (Nevada) for the nine month period ended July 31, 1999 and includes the impact of the calculation of pro-forma basic and fully diluted earnings per share which is based on the number of shares that would have been outstanding for the period had the business combination taken place at the beginning of the fiscal period.


3.     PRO-FORMA  TRANSACTIONS

     The pro-forma consolidated financial statement was prepared on the assumption that the following transactions occurred:

          a) On April 26, 1999, the Company issued 3,800,000 common shares and warrants to be acquire 2,000,000 common shares of the Company in exchange for all of the issued and outstanding common shares (3,800 common shares) of IRI (Nevada).

          b)     Effective  April  26,  1999,  IRI  (Nevada) was acquired by the
Company.